Ecolomondo Corporation Inc. 3435 Pitfield Blvd. Montreal (Quebec), H4S 1H7 Tel.: (450) 587-5999

Montreal, March 27, 2017

Geoff Kruczek
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Ecolomondo Corporation Inc.
Registration Statement on Form F-1, Registration No. 333-203044

Dear Mr. Kruczek:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ecolomondo Corporation Inc. (“the Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form F-1 (File No. 333-203044), together with all exhibits thereto, initially filed on March 26, 2015 as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an initial public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Elio Sorella, President & CEO, at the above-mentioned address, or at esorella@ecolomondocorp.com, with a copy to Michael I. Stolzar, Karlen & Stolzar, LLP, 445 Hamilton Avenue, Suite 1102, White Plains, New York 10601, facsimile number (914) 931-7006, or at mistolzar@karlenstolzar.com.

If you have any questions with respect to this matter, please contact Michael Stolzar of Karlen & Stolzar, LLP at (914) 949-4600.

Sincerely,

/s/ Elio Sorella
President and CEO